

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 4, 2008

Andrew G. Sculley
Chief Executive Officer
eMagin Corporation
10500 N.E. 8th Street, Suite 1400
Bellevue, WA 98004

> **Re: eMagin Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 22, 2008**
> **File No. 333-144865**

Dear Mr. Sculley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Stockholders, page 57</u>

1.   We note your response to prior comment 4; however, several of the exhibits to this registration statement remain incomplete. Also, your exhibit index continues to indicate you are incorporating exhibits by reference to other filings when those

exhibits were only partially filed. Please re-file in their entirety all exhibits you previously filed with missing attachments. For example, we note the following:

- The missing annexes of the note purchase agreements filed as exhibits 10.42 and 10.48 of this filing;

- The three annexes filed separately as exhibits 10.49, 10.50 and 10.51;

- You incorporate exhibit 10.74 by reference to Form 8-K filed April 4, 2008; however, you only partially filed the agreement as exhibit 99.1 of the Form 8-K; and

- The incomplete exhibits of exhibit 10.82.

<u>Signatures</u>

2.   We reissue prior comment 5. You must indicate below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via fax): Richard A. Friedman, Esq.